UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TILLY’S, INC.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

886885102
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. MIG Master Fund, L.P. MIG Capital, LLC Richard P. Merage I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. MIG Master Fund, L.P. - Cayman Islands MIG Capital, LLC - Delaware Richard P. Merage - United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power MIG Master Fund, L.P. - 0 shares MIG Capital, LLC - 0 shares Richard P. Merage - 0 shares
6 Shared Voting Power MIG Master Fund, L.P. - 514,429 shares MIG Capital, LLC - 514,429 shares Richard P. Merage - 514,429 shares Refer to Item 4 below.
7 Sole Dispositive Power MIG Master Fund, L.P. - 0 shares MIG Capital, LLC - 0 shares Richard P. Merage - 0 shares
8 Shared Dispositive Power MIG Master Fund, L.P. - 514,429 shares MIG Capital, LLC - 514,429 shares Richard P. Merage - 514,429 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person MIG Master Fund, L.P. - 514,429 shares MIG Capital, LLC - 514,429 shares Richard P. Merage - 514,429 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) MIG Master Fund, L.P. - 4.52% MIG Capital, LLC - 4.52% Richard P. Merage - 4.52% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) MIG Master Fund, L.P. - PN (Limited Partnership) MIG Capital, LLC - OO (Limited Liability Company) Richard P. Merage - IN (Individual)

Item 1.

(a)	Name of Issuer
Tilly’s, Inc.
(b)	Address of Issuer’s Principal Executive Offices
10 Whatney, Irvine, California 92618

Item 2.

(a)	Name of Person Filing
MIG Master Fund, L.P. MIG Capital, LLC Richard P. Merage
(b)	Address of Principal Business Office or, if none, Residence
MIG Master Fund, L.P. MIG Capital, LLC Richard P. Merage c/o MIG Capital, LLC 660 Newport Center Drive, Suite 1300 Newport Beach, CA 92660
(c)	Citizenship
MIG Master Fund, L.P. - Cayman Islands MIG Capital, LLC - Delaware Richard P. Merage - United States
(d)	Title of Class of Securities
Class A Common Stock, $0.001 par value per share (the “Common Shares”)
(e)	CUSIP Number
886885102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Shares reported herein for MIG Master Fund, L.P. (the “Fund”) represent Common Shares currently beneficially owned and held of record by the Fund.  Shares reported herein for MIG Capital, LLC (“LLC”) represent the above-referenced Common Shares reported for the Fund, for which the LLC serves as investment manager.  Shares reported herein for Mr. Merage represent the above-referenced Common Shares reported for the Fund and the LLC.  Mr. Merage serves as the managing member of the LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentages herein are calculated based upon the statement in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on December 10, 2013, that there were 11,370,639 outstanding shares of Common Stock of the Issuer as of December 5, 2013.

(a)	Amount Beneficially Owned
MIG Master Fund, L.P. - 514,429 shares MIG Capital, LLC - 514,429 shares Richard P. Merage - 514,429 shares
(b)	Percent of Class
MIG Master Fund, L.P. - 4.52% MIG Capital, LLC - 4.52% Richard P. Merage - 4.52%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
MIG Master Fund, L.P. - 0 shares MIG Capital, LLC - 0 shares Richard P. Merage - 0 shares
(ii) shared power to vote or to direct the vote**
MIG Master Fund, L.P. - 514,429 shares MIG Capital, LLC - 514,429 shares Richard P. Merage - 514,429 shares
(iii) Sole power to dispose or to direct the disposition of**
MIG Master Fund, L.P. - 0 shares MIG Capital, LLC - 0 shares Richard P. Merage - 0 shares
(iv) shared power to dispose or to direct the disposition of**
MIG Master Fund, L.P. - 514,429 shares MIG Capital, LLC - 514,429 shares Richard P. Merage - 514,429 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on April 22, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 13, 2014

MIG MASTER FUND, L.P.

By: MIG Capital Advisors, LLC,
its General Partner

By: /s/ Richard P. Merage
Richard P. Merage
A Manager

MIG CAPITAL, LLC

By: /s/ Richard P. Merage
Richard P. Merage
A Manager

RICHARD P. MERAGE

/s/ Richard P. Merage
Richard P. Merage, Individually